SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D. C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of October 2025

Commission File Number: 001-06439

SONY GROUP CORPORATION

(Translation of registrant’s name into English)

1-7-1 KONAN, MINATO-KU, TOKYO, 108-0075, JAPAN

(Address of principal executive offices)

The registrant files annual reports under cover of Form 20-F.

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F,

Form 20-F ☒	Form 40-F ☐

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

SONY GROUP CORPORATION (Registrant)

By:	/s/ Lin Tao
(Signature)
Lin Tao
Chief Financial Officer

Date: October 1, 2025

List of Materials

Documents attached hereto:

Completion of Execution of Partial Spin-off of Financial Services Business

October 1, 2025

Sony Group Corporation

Completion of Execution of Partial Spin-off of Financial Services Business

Sony Group Corporation (“Sony”) today announced that the distribution of dividends in kind representing the partial spin-off (the “Spin-off”) of Sony Financial Group Inc. (“SFGI”), a wholly-owned subsidiary of Sony, which operates the Financial Services business, has become effective, and the execution of the Spin-off has been completed. As a result of the execution of the Spin-off, Sony now holds 16.40% of the shares of common stock of SFGI (“SFGI share(s)”) and SFGI is no longer a consolidated subsidiary of Sony, but has become an affiliate of Sony accounted for using the equity method.

1.	Carrying amount of dividend property for dividends in kind (non-cash dividends)

As a result of the execution of the Spin-off, the carrying amount of dividend property has been finalized as follows.

(1) Type of dividend property	SFGI shares
(2) Total carrying amount of dividend property and value per share	463,885,829,967 yen (77.61 yen per share) (Note 1)
(3) Amount of equity to be reduced by dividends in kind	Retained earnings: 463,885,829,967 yen (Notes 1 and 2)

(Note)

1.      The above amount is the carrying amount of the portion of SFGI shares corresponding to the equity interest in SFGI distributed as dividends in kind through the Spin-off, within the carrying amount of SFGI shares recorded in Sony’s standalone financial statements based on generally accepted accounting principles in Japan (“J-GAAP”). In addition, the above value per share is the amount based on the carrying amount for accounting purposes and does not indicate any actual trading price or the equity value of SFGI shares.

2.      Under the Companies Act of Japan, the amount available for dividends is calculated based on the amount of equity in Sony’s standalone financial statements based on J-GAAP. Therefore, the above amount represents the impact on equity in Sony’s standalone financial statements. In contrast, in Sony’s consolidated financial statements based on IFRS® Accounting Standards as issued by the International Accounting Standards Board, Sony will reduce its equity by an amount equal to the fair value of the SFGI shares distributed as dividends in kind.

2.	Proportion of distributed assets for Japanese tax purposes

As a result of the execution of the Spin-off, the proportion of distributed assets has been finalized as follows, with no change from the final estimate disclosed on September 17, 2025.

Proportion of distributed assets (finalized): “0.206”

The proportion of distributed assets is a factor necessary for calculating the acquisition cost per share for shares of common stock of Sony and SFGI shares applicable to shareholders for Japanese tax purposes immediately after the Spin-off. Please also refer to the notification expected to be sent in early November 2025 to Sony’s shareholders as of the record date for the dividends in kind, September 30, 2025.

3.	Impact of the Spin-off on Sony’s consolidated results

The impact of the execution of the Spin-off on Sony’s consolidated results continues to be evaluated and has not been determined at this time*. However, as a result of the reclassification of the Financial Services business’s accumulated other comprehensive income balance at the time of deconsolidation to net income or loss from discontinued operations, Sony expects to record a loss of approximately 1 trillion 400 billion yen (the estimate as of today) within net income or loss from discontinued operations in the fiscal year ending March 31, 2026. This accounting treatment is a reclassification between items within equity in the consolidated statements of financial position and does not affect total equity or cash flows. It also does not affect profit or loss for continuing operations. In addition, this accounting treatment is a part of the deconsolidation of the Financial Services business on Sony’s consolidated financial statements and does not affect SFGI’s consolidated financial statements.

*	For details of accounting treatments in connection with the Spin-off, please refer to the “Resolution for Execution of Partial Spin-off of Financial Services Business” disclosed on September 3, 2025.

For details of the Spin-off, please refer to the disclosure documents available on Sony’s website.

https://www.sony.com/en/SonyInfo/IR/library/SFG_pso/#block04

End of document

Note: This document does not constitute an offer of securities for sale, or an invitation or solicitation of an offer to buy securities. This document is intended to publicly announce that Sony has completed the execution of a partial spin-off of the Financial Services business and is not intended to solicit investment or engage in other similar actions. Under the United States Securities Act of 1933, as amended, securities may not be offered or sold in the United States absent registration thereunder or an applicable exemption from registration requirements.

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